
November 21, 2022

Kate Kelly
Deputy General Counsel and Corporate Secretary
Meta Platforms, Inc.
1601 Willow Road
Menlo Park, California 94025

> **Re: Meta Platforms, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 15, 2022**
> **File No. 333-268363**

Dear Kate Kelly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Kaplan